Exhibit 21.1

List of Subsidiaries of the Company

Name of Entity	Jurisdiction of Incorporation/Organization
Enigma Technology International Corporation	British Virgin Islands
Marvelous ERA Limited	British Virgin Islands
One Belt One Network Holdings Limited*	British Virgin Islands
One Belt One Network (HK) Limited*	Hong Kong
Digiwork (Thailand) Co., Ltd. (VIE Entity)*	Thailand

*Indicates subsidiary of a subsidiary.